Western Wind Energy Corp.
Management Discussion and Analysis
For the Nine Months Ended October 31, 2006

December 22, 2006

This Management Discussion and Analysis ("MDA") should be read in conjunction with the unaudited financial statements of Western Wind Energy Corp. ("Western Wind" or the "Company") for the nine months ended October 31, 2006. All amounts are expressed in Canadian dollars unless otherwise stated.

This report, including the MD&A, may contain forward-looking statements, including statements regarding the business and anticipated future financial performance of the Company, which involve risks and uncertainties. These risks and uncertainties may cause the Company's actual results to differ materially from those contemplated by the forward-looking statements. Factors that might cause or contribute to such differences include, among others, market price, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. Investors are also directed to consider other risks and uncertainties discussed in the Company's required financial statements and filings.

Overall Performance

Corporate Summary

The Company owns two wind energy electrical generation facilities and is developing wind energy projects in California and Arizona. The generating facility in Tehachapi, California has a 4.5 MW capacity and the generating facility in Palm Springs, California has a 29.9 MW capacity. In California and Arizona, land has been purchased or leased and the Company is continuing to carry out meteorological, environmental, geotechnical, permitting and zoning work to further the use of these properties for wind farms.

The Company is headquartered in Coquitlam, BC and has branch offices in Scottsdale, Arizona and Bakersfield, California. It is listed on the TSX Venture Exchange under the symbol "WND", and the NASDAQ Pink Sheets market under the symbol "WNDEFG".

The Company has assembled a Management Team that is experienced in various aspects of the wind energy business, including but not limited to site evaluation, energy analysis, site acquisition, transmission, permitting and zoning, construction, environmental, operations and sales and marketing.

The Company operates through two (2) wholly-owned subsidiaries that are responsible for the management of wind farms and the development of new energy projects-Aero Energy LLC ("Aero") for the development of California wind projects, Verde Resources Corporation ("Verde") for the development of Arizona wind projects. Verde owns Mesa Wind Power Corp. ("Mesa Wind") which operates the wind farm in Palm Springs, CA.

Operations

California

The Company operates in Tehachapi through Aero. Aero has one full time consultant and one part time consultant who are working on the development of the Windstar 120 MW project and repowering of the Windridge 9 MW Projects.

California-Windstar 120 MW

Aero owns 1,232 acres of land in the Tehachapi Pass Wind Park and has transactionws in escrow for a further 116 acres. Most parcels in excess of 40 acres are zoned for wind farm development and the smaller properties are being rezoned. Five met towers have been erected to develop wind assessment reports and to site turbines.

The Tehachapi Pass Wind Park is one of the largest wind parks in the world with over 5,000 wind turbines generating over 705 megawatts of name plated capacity and producing over 1.4 billion kilowatt hours of electricity per year.

The Company is continuing to purchase property in Tehachapi since it is one of the most favorable regions to develop wind energy. California's electricity rates are among the highest in the United States and it has mandated to supply 20% of its total retail electrical sales from renewable resources by 2010. The renewable portfolio standard will require 8,000 MW of new wind generation of which approximately 4,000 MW is expected to be developed in Tehachapi.

In Tehachapi, the mean-average annual wind speeds and frequency distributions are well documented due to the long history of wind energy in the area. Capacity factors in Tehachapi are in excess of 40% using modern wind turbines.

On March 8, 2005, the Company negotiated a power purchase agreement with Southern California Edison to supply the output from a 120 MW facility no later than December 31, 2008. The contract is subject to the Company acquiring turbines at specified prices and may be amended if turbine prices increase. The estimated cost to construct the project, at this time, is approximately US$216 million.

In April 2006, a US$1 million letter of credit was issued to Southern California Edison to secure Aero's performance of its duties pursuant to the Power Purchase Agreement.

On February 16, 2006, Aero made an application to the Federal Energy Regulatory Commission ("FERC") to require Sagebrush Partnership to provide transmission access to Aero for 50 MW to 120 MW of capacity. The Federal Power Act requires that transmission qualifying facilities provide access to public utilities and small independent power generators, such as Aero, at costs that the qualifying facilities charge themselves for transmission. We received an order on April 28, 2006 from the FERC requiring Sagebrush Partnership to provide our subsidiary, Aero, access to the transmission line. The order was reaffirmed on August 14, 2006 and required the parties to submit within 30 days the rates, terms and conditions of service, system impact studies and details of any remaining issues that have not been agreed upon between the parties. If we are unable to negotiate the terms and conditions of a transmission supply agreement with the Sagebrush Partnership, the FERC has the authority to order the Sagebrush Partnership to do so on terms stipulated by FERC. The Company expects to complete the transmission agreement in the 1 Quarter of the 2008 Fiscal Year.

The Company incurs property taxes and liability insurance costs of approximately US$30,000 per year and payments on a US$90,000 mortgage of approximately US$15,000 per year plus incremental costs related to zoning and permitting, geotechnical, engineering and access studies and legal fees related to transmission, power purchase and regulatory matters. The Company has capitalized $260,259 in direct costs as at October 31, 2006. In addition, five anemometers have been erected at a cost of approximately US$87,000.

The Company has expensed $832,292 in project and general and administrative costs related to the Windstar 120 MW project for fiscal years ending prior to January 31, 2006. In the 2006 fiscal year, the Company incurred $940,539 in costs and $217,758 for the nine months ended October 31, 2006.

The Company has financed its ongoing operating costs and development costs from private placements and cash flow generated by its wind farms.

California-Windridge

The Company completed the purchase on February 17, 2006 of 192 acres in Tehachapi and 43 Windmatic turbines and an assignment of a Power Purchase Agreement with Southern California Edison expiring in 2014 to deliver the output from 4.5 MW of capacity. The purchase price for the property, wind turbines and power purchase agreement was US$825,000 payable by US$550,000 on closing and a convertible secured note for US$275,000 with interest at 8% per year, due on February 17, 2008. The facility is operating below its rated capacity and generates approximately US$100,000 per year in revenues per year.

Management believes that the Windridge property can be redeveloped into a 9 MW to 12 MW generating facility. The estimated cost, at this time, to redevelop the wind farm, is in the area of US$16.2 million to US$21.6 million.

For the nine month period ended October 31, 2006, the Windridge facility generated $64,737 in revenues and incurred $25,395 in direct operating costs. Annual interest costs on the US$275,000 mortgage are in the area of US$22,000 per year.

As at October 31, 2006, the Company has recorded the cost of the land. The allocations of the cost of wind turbines and other development costs, which total $197,732, have been capitalized under construction in progress.

California-New Projects

The Company entered into an agreement to acquire wind data for sites within California that may be developed in wind farms. The status of these projects is at an early stage and the Company is reviewing the wind data and the location of the sites to determine the preliminary feasibility of these potential projects.

Mesa Wind Power

On July 25, 2006, the Company acquired PAMC Management Corporation ("PAMC") for US$13.4 million and changed its name to Mesa Wind. PAMC's primary assets are the Mesa Wind Farm near Palm Springs, California and the power purchase agreement with the Southern California Edison Company and 460 wind turbines. The wind farm is situated on 440 acres of land leased from the Bureau of Land Management until January 13, 2013 and the leaseholder has the right to enter into a new 30 year lease. The lease provides for annual payments equal to the greater of US$78,478 per year or 2% of revenues.

The power purchase agreement that expires in 2011 is a RSO1 contract that provides for the sale of "as available electricity" at Southern California Edison's avoided cost. Over the past 22 years, it has generated on average, 70 million kWh of electricity per year. As a result of the lack of maintenance and the age of the wind turbines, the production over the last five years has been in the area of 55 million kWh's to 65 million kWh's per year.

The wind farm was constructed in 1984 and includes 460 Vestas V15 turbines. We have entered into an agreement with Airstreams Maintenance Corporation to manage the wind farm for us. They have extensive experience in maintaining wind farms and overhauling wind turbines. Initially, maintenance and remediation costs have been estimated at US$160,000 per month for the first five months due to the age of the turbines and the lack of maintenance carried out by the previous owners of the facility. After the major repairs are completed, maintenance costs are projected to be US$85,000 per month. For the 2005 calendar year, electricity production for Mesa Wind totaled 54,893,333 kWh and electricity revenues were US$5.2 million.

The purchase was financed by a loan from Pacific Hydro of US$13.4 million. The loan bears interest at LIBOR plus 6% and in part on September 30, 2006 by a subscription to a private placement of common shares if the proposed financing was approved at the Annual General Meeting by the shareholders. The financing was approved at the Annual General Meeting and the maturity date of the loan was extended to December 31, 2006 based on the interpretation provided by Western Wind's legal counsel.

The Company has completed an environmental assessment that is required for a new lease and has engaged Windots, Inc. to review the wind data and provide potential turbine siting to repower the wind farm to 50 MW's. The Company has incurred $34,748 in costs related to these activities.

Arizona

The Company operates in Arizona through Verde. Verde is the only company to have executed a wind power purchase agreement with a regulated utility on property situated in Arizona. Verde had two full time consultants and one part time project manager at January 31, 2006. Since the year end, we have added two consultants who are working on the Steel Park 15MW Project. Subsequent to October 31, 2006 decided to minimize its costs related to the Steel Park 15MW Project as a result of Pacific Hydro's decision not to proceed with the project at this time.

The Company owns 800 acres by way of clear title in Arizona and it entered into an agreement on December 5, 2005 to purchase 1,128 acres of land near Kingman, Arizona for US$1,585,000. The purchase price is payable by US$105,000 upon entering the agreement, an additional US$105,000 in six months and the balance prior to December 5, 2006. In November 2006, the purchase agreement was amended to provide for a purchase price of US$1,638,746, a payment on closing of US$602,746 and vendor financing of US$825,000 due on June 6, 2007 with interest at 7%. The Company plans on using the property to build the Steel Park 15MW Project. The timing of the construction depends on the resolution of the law suits with Pacific Hydro and an examination of the viability of the project.

The Company has access by way of Federal lease application to over 19,051 acres of land near Kingman, Arizona and 22,188 acres of land in southern Arizona. The Company plans on entering a 3 year development lease on the 19,051 acres and to carry out environmental assessments and due diligence activities on this property. The Company plans on abandoning the lease for 22,188 acres since wind assessments indicated that wind farm development was not feasible.

Arizona-Steel Park 15 MW

In December 2005, the Company entered into an agreement to purchase the 1,128 acre property located near Kingman and to confirm its preliminary wind assessments and other development issues related to the property. Previously, the Company had entered into a power purchase agreement with Arizona Public Service ("APS") based on other land holdings. Management decided to use the Kingman, Arizona property for the development of the Steel Park 15 MW project.

On May 4, 2004, the Company negotiated a power purchase agreement with APS for the sale of 32,193,000 kWh's of electricity per year at a fixed rate plus annual adjustments for inflation. Any excess electricity would be purchased at the spot price based on the Dow Jones Firm Palo Verde On-Off Peak Index and additional green credits would be sold to APS at a price to be agreed upon. The facility was scheduled for completion by March 31, 2006, with an extension to March 31, 2007.

Subsequently, APS agreed to amend the contract by extending the in service date to March 31, 2007 and the term to 15 years and increasing the electricity price to reflect the change in the price in turbines and construction costs since the date of the power purchase agreement.

On April 28, 2006, we entered into a joint financing agreement with Pacific Hydro to develop the Steel Park 15 MW Project. The Steel Park Financing Agreement provides for the following:
1.			The ownership of Steel Park LLC to be 51% Pacific Hydro and 49% by Verde;
2.			The contribution of development costs incurred prior to April 28, 2006 by the Company and Pacific Hydro;
3.

The sharing of development and construction costs in proportion to equity ownership, subject to the Company's right to require Pacific Hydro to pay for the Company's portion of development and construction costs subsequent to April 28, 2006 and the option to increase the Company's equity interest in the project by providing the Company's share of the project cost less any debt or proceeds from equity financings within 180 days of completion of the project;

4.			Pacific Hydro taking security over the Company's membership interest in Steel Park LLC until contributions by each party are in proportion to their equity interest;
5.			The distribution of cash flow to the members in proportion to their equity interest; and
6.			The management of the project by Pacific Hydro subject to the requirement for unanimous agreement to major issues.

The Company entered into a Turbine Supply Agreement with Mitsubishi Power Systems Inc. ("Mitsubishi") for the purchase of 15-1MW turbines. The contract required reservation payments that were made by the Company from the date that the Term Sheet was agreed upon to April 28, 2006. At April 28, 2006, the Turbines Supply Agreements and other collateral agreements with Mitsubishi were assigned to Steel Park LLC. At that date, Steel Park LLC issued the Notice to Proceed to Mitsubishi and a letter of credit was provided by Pacific Hydro to secure the balance of the purchase price. The turbines were delivered to Long Beach, California in October 2006.

The Company, on behalf of Steel Park LLC, has completed a satisfactory environmental assessment of the property and is having the property permitted and zoned for a wind farm. Zoning has been approved by the County Board of Supervisors. Contracts were issued for geotechnical work and proposals were to be received for, foundations, roads, interconnection, erection and collection systems. Two anemometer towers have been erected on the property. The wind data is being correlated to long term data collected from other anemometers that the Company has erected near Kingman.

Steel Park LLC has estimated that the cost to complete the project is approximately US$29 million, subject to receipt of final bids from the remaining contractors.

The Company made an offer to purchase 31 acres of land adjacent to the Kingman Property for US$350,000 subject to due diligence and financing. Subsequently, the Company decided not to purchase the property and the deposit of US$10,000 was forfeited.

On September 30, 2006, Pacific Hydro advised the Company that it did not want to complete the Steel Park 15MW Project at this time and that it would not pay any further development and construction costs. As a result, Western Wind has put the development of the project on hold until the lawsuits with Pacific Hydro are settled or the outcomes are determined at trial and until it re-examines the viability of the project and the ability to obtain alternative financing.

The Company has capitalized $4,958,737 in costs related to the Steel Park 15 MW project at October 31, 2006. The financial reporting of the capitalized costs will depend on the outcome of settlement negotiations or at trial of the dispute with Pacific Hydro. If Pacific Hydro starts an action to recover its investment in the wind turbines, most of the capitalized costs will be written off.

Arizona-Steel Park Expansion

The Company has applied to lease 19,051 contiguous acres of land adjacent the Steel Park property from the Bureau of Land Management, with a view of constructing up to 250 MW of wind facilities. The Company will be required to finalize a lease with the Bureau of Land Management and complete an environmental assessment of the property, prior to the commencement of any development activities.

The Company expects more wind energy projects in Arizona since the State has proposed the increase of its renewable portfolio standard from the current 1.1% to 15% of its retail electric sales by regulated utilities.

Arizona-Other Properties

The Company owns 800 acres of land. There are no plans to develop these properties at this time.

All costs relating to these projects are being expensed as incurred. The Company has expensed $1,063,474 in project and general and administrative costs, incurred prior to the 2006 fiscal year and related to these other properties in Arizona. In the 2006 fiscal year, the Company expensed $1,061,037 in costs related to the development of wind projects in Arizona and $460,464 for the nine months ended October 31, 2006.

New Brunswick

The Company operates in New Brunswick and Eastern Canada through EWP. The development of the wind farm in New Brunswick commenced in the 2003 fiscal year, when EWP entered into a lease for 4,500 acres on Grand Manan Island on the coast of New Brunswick. The permitting and zoning of the property, environmental, geotechnical and wind studies were completed and only turbine selection and equity financing was required to commence construction of the wind farm.

The lease required construction to commence by October 31, 2006. At that time some of the road construction had commenced. However, the power purchase agreement requires commissioning of the project by October 31, 2006.

The Company attempted to renegotiate the electricity price and project completion date with New Brunswick Power, but New Brunswick Power was unable to accommodate the Company's requests and terminated the power purchase agreement. As a result, New Brunswick Power called on the $200,000 letter of credit and the Company has a liability to an unrelated party who provided security for the letter of credit.

As at October 31, 2006, the Company had written off $936,084 which represents all of the capitalized project costs and the net book value of capital assets that were recorded by EWP. The Company is identifying potential joint venture partners that may be interested in the proprietary property related to the development of the Grand Manan site.

Legal Proceedings

On September 27, 2006, the Company was notified by Pacific Hydro's lawyers of their intent to take legal action against the Company and its officers and directors. On October 3, 2006, Pacific Hydro's lawyers confirmed their clients intent. At this time, the Company engaged legal counsel and communication on all matters relating to Pacific Hydro were carried on between respective lawyers.

Mesa Acquisition Loan

As described above, Pacific Hydro provided a US$13.4 million loan that was used to acquire the common shares of PAMC Management Corporation that owned the Mesa Wind Farm. The Mesa Acquisition Loan Agreement provided for Pacific Hydro to subscribe to US$7 million in common shares and a further US$6.4 million in convertible preferred shares due in 180 days, subject to the approval of the shareholders at the Company's Annual General Meeting. The investment of US$7 million was a term of the Alliance Term Sheet and the Alliance Agreement that are discussed below.

The Company and Pacific Hydro negotiated a Mesa Loan Term Sheet on May 19, 2006 with a view of documenting the transaction and closing the purchase on July 21, 2006, the intended closing date. From May 19, 2006 to July 23, 2006, the agreed term sheet continued to be renegotiated by Pacific Hydro even though they knew that we relied upon their term sheet to agree to the purchase of the Mesa Wind Farm.

On November 7, 2006, the Company received a Statement of Claim from Pacific Hydro demanding the immediate transfer of a one-half interest in the Mesa Wind Farm to them and the balance on December 31, 2006 if the balance of the loan has not been repaid at that time.

Prior to the Annual General Meeting, Pacific Hydro verbally advised the Company that it would subscribe to the US$7 million private placement and that they were not interested in convertible shares since the conversion of the preferred shares with the US$7 million private placement and their existing ownership of 26% of the Company and share purchase warrants would give them absolute control of the Company. At that time they were unwilling to make an offer to all shareholders to acquire Western Wind and signed a Standstill Agreement that prevented them from purchasing any further shares until their share ownership position was reduced to 35%.

In addition, at the time of the Offering Circular, the Company was subject to a management cease trade that prevented Pacific Hydro from buying or selling any shares until the 2006 audit and Management Discussion and Analysis Report were filed as well as the filing of any quarterly financial statements and Management, Discussion and Analysis Reports that were due. In order to comply with this order, the Offering Circular provided for non-convertible preferred shares.

After the Annual General Meeting, the Company requested Pacific Hydro to confirm that they had decided not the subscribe to the common or preferred shares and requested them to advise us of any issues that they had with respect to the Offering Circular and the Annual General Meeting. Pacific Hydro failed to respond to our request.

The Company has counterclaimed that Pacific Hydro has obstructed the Company from obtaining financing and prevented the loan from being repaid. The Company is demanding the right to repay the loan 180 days after the litigation with Pacific Hydro is settled and is making a claim for actual and punitive damages.

Exclusivity Deed

The Exclusivity Deed was entered into on October 20, 2006 with Pacific Hydro in conjunction with their purchase of 666,666 units at $1.50 and their due diligence in conjunction with a further investment. The Exclusivity Deed provided that the Company would not entertain financing from other parties until Pacific Hydro had completed its due diligence and decided whether or not it would make a further investment in the Company or until 45 days after a Turbine Supply Agreement was completed for the Grand Manan 20MW Project. In addition, the Exclusivity Deed described procedures for Pacific Hydro to make a further investment, if agreed by Pacific Hydro, and for approval by the TSX Venture Exchange and the Company's shareholders. The size of the further investment by Pacific Hydro was large enough that it would make Pacific Hydro a "control person" and the TSX approved the transaction on the basis that Pacific Hydro agreed to restrict their voting rights to 19.9% until the shareholders approved them as a control person..

Clause 4.2 of the agreement provided for Pacific Hydro to be able to require the Company to repurchase the shares of the further financing if Pacific Hydro was not permitted to vote its shares in proportion to the number of shares that it owned. The agreement did not provide any description of the process to be carried out to repurchase the shares or any time limit for the repurchase to take place.

The Company never entered into a Turbine Supply Agreement for Grand Manan and the discussion with Gamesa, the selected turbine supplier for Grand Manan, were terminated in early December 2006. The further investment was completed on January 27, 2006. Therefore, the Exclusivity Deed had expired prior to the date that the investment was made.

At the Annual General Meeting, the disinterested shareholders did not pass the control person resolution and Pacific Hydro was restricted to voting 19.9% of their shares. On October 31, 2006, Pacific Hydro tendered their shares to the Company. At that time, Pacific Hydro issued a press release that advised its intent to sell 4,333,333 units.

On November 10, 2006, the Company received a Statement of Claim from Pacific Hydro to require the Company to repurchase 4,333,333 units at a price of $1.50 per unit.

The Company contends that the investment was made pursuant to a subscription agreement, in which Pacific Hydro acknowledged that there was no other written or oral agreement between the parties. The subscription agreement does not refer to any right that would require the Company to repurchase shares other than standard rescission provisions to provide the purchaser 4 days to reconsider the proposed transaction. The action taken by Pacific Hydro violates the BC Securities Act.

In the alternative, the Company contents that the description of the repurchase agreement is not sufficient to be considered a contract.

As a result of the press release made by Pacific Hydro and its Statement of Claim, the Company has not been able to raise equity financing since investors believe that the proceeds will be directed to Pacific Hydro to redeem the 4,333,333 units or that the Pacific Hydro will sell its shares through an exchange and the stock price will be depressed from the oversupply of stock.

Management believes that the allegations made by Pacific Hydro in their Statement of Claim do not have any merit.

Alliance Agreement

On December 19, 2006, the Company received a Statement of Claim from Pacific Hydro that relates to the interpretation of the Alliance Agreement. Pacific Hydro alleges that the Alliance Agreement prevents the Company from selling, leasing, developing or using the real estate owned by the Company without the participation of Pacific Hydro.

On January 19, 2006, the Company agreed to a Term Sheet ("Alliance Term Sheet") with Pacific Hydro.

The Alliance Term Sheet provided for the following:
1.

The purpose of the alliance was "to source and procure renewable energy opportunities, conduct project analysis, development, construction and operational support and financing solutions to enable project development, construction and operations."

2.			The parties would offer each other identifiable renewable projects and exchange information with a view of deciding whether the other party wished to pursue and opportunity.
3.

The parties would carry out preliminary development work before a mutual decision to proceed together was to be made and a joint venture agreement would be agreed upon by the parties.

The term of the agreement was 5 years.

4.			Pacific Hydro would subscribe for 4,333,333 units at a price of $1.50 per unit.
5.			The parties agreed not to undertake any wind energy projects in specific regions, including Tehachapi, other than in accordance with the Alliance Agreement.
6.			The negotiation of joint venture and service agreements and description of due diligence checklists and flow charts describing the project analysis, development and construction processes.

Since the agreement was to be under the laws of the State of Victoria, Australia and the Company required funding to meet its commitments to Mitsubishi prior to January 28, 2006, the Company agreed that Pacific Hydro would engage lawyers that would act independently to convert the Alliance Term Sheet into an agreement.

The lawyers did not act independently and the terms of the agreement continued to be changed by the independent law firm and Pacific Hydro until March 14, 2006 when a final agreement was presented to the Company. This final agreement was materially different than the Alliance Term Sheet, which the Company contends is the agreement between the parties. By January 27, 2006, the Company was forced to sign the agreement in order to make its financial commitments to Mitsubishi.

Nowhere in the Alliance Term Sheet or in the document referred to as the Alliance Agreement by Pacific Hydro does it refer to any clause that would prevent the Company from selling or leasing the property to a third party or from obtaining financing using the property as security. Both documents provide for a sharing of information to determine whether or not, the parties wish to enter into a future agreement with respect to the development of the property into a wind farm.

The Company is preparing a Statement of Defence and Counterclaim with respect to this action and expects to file them by January 31, 2007. The Company has been negotiating a bank loan to repay the Mesa Acquisition Loan. The new loan required the Company to provide collateral security to the lender. Pacific Hydro obstructed the Company's ability to obtain a loan by refusing to provide payout amounts and by informing the bank that they had security interests in the proposed security for the new loan. Pacific Hydro is also preventing the Company from realizing fair market value for its assets by claiming an interest in the Company's assets, when it does not have any interest, other than a secured interest on the Mesa Wind Farm and on the common shares of Mesa Wind, the owner of the wind farm.

Since the agreement has not been specifically approved by the shareholders, the Company believes that a Special General Meeting of the Shareholders is required to approve any agreement with Pacific Hydro. Management believes that the allegations made by Pacific Hydro in their Statement of Claim do not have any merit.

Development Strategy

The Company develops and acquires sites or existing wind farms based on the following criteria:

-Availability and access of transmission
-Superior wind resources to justify a commercial wind energy facility
-Permitting and zoning policies that allow wind farm development
-Satisfactory environmental and archeological studies
-Satisfactory terrain and geographic features that do not impede development
-Regional support of renewable energy
-Local political support for wind power development
-Adequate incentives at the federal and state levels
-High electricity prices
-Growing demand for electricity

Development activities are carried out by the Company's internal consultants as well as third party consultants who are experienced in assessing wind resources and completing the necessary development programs to build a wind farm.

Revenue Strategies

Revenue sources for wind farms in the US come from the sale of electricity, sale of green credits and the Federal Production Tax Credit. Electricity prices vary due to the demand for electricity, competing electricity sources and the support for renewable energy. Green credits are a developing market that is expected to evolve into a significant source of revenue. Federal production tax credits are a federal tax credit of $0.019 per kWh plus inflation adjustments for ten years.

It is now common practice that power purchase agreements with utilities will include the green credit with the energy sales ("bundled energy").

The Company will continue to focus on markets that will provide the highest potential returns.

Financing Strategies

The Company will raise capital through established institutional sources to finance the construction and operation of wind energy facilities. These financial sources are familiar with the operation of electrical generating facilities and their potential operating and construction risks. The amount of project debt that is available for a project depends upon the projected cash flow of the project, the existence of a long term power purchase contract with a utility or credit worthy company, the wind assessment report, turbine supplier and the interest rates existing when funds are drawn down.

In the US, the Company may be a member of a limited liability corporation to secure financing that will increase the rate of return on equity and to monetize any tax benefits that can not be used by the Company or its subsidiaries. Similarly, the Company will use a partnership structure in Canada to monetize its tax benefits that can not be used internally.

The Company will raise equity to finance the development of projects with a view of using a structure outlined above that will provide a reasonable return on equity on completion of the project and the highest leverage from project debt and tax equity investors.

In January 2006 the Company entered into an Alliance Agreement with Pacific Hydro, an Australian renewable energy developer. Pacific Hydro has 260 MW of combined wind energy and hydro in Australia, Fiji, Chile and the Philippines. Pacific Hydro was a publicly listed company on the Australian Stock Exchange that was subsequently acquired last year by IFM, one of Australia's largest pension fund managers. With the Alliance Agreement, Pacific Hydro invested $9 million in the Company through private placements of 6,000,000 shares at $1.50 per share and 6,000,000 warrants exercisable within two years at $1.60. As a result, Pacific Hydro owns approximately 25% of the Company.

The Alliance Agreement is for five years and provides the Company an option to joint venture with Pacific Hydro, in regions such as Riverside County and Kern County, California (Palm Springs and Tehachapi), Mohave County in Arizona (Kingman) and New Brunswick, Canada through special purpose vehicles (joint venture companies, limited liability companies, partnerships) owned 51% by Pacific Hydro and 49% by the Company. After confirming the feasibility of the project, Pacific Hydro will provide funds to construct the project in proportion to their ownership interest and will contribute all the development and construction funding, including Western Wind's portion of the funding requirement.

Pacific Hydro has commenced litigation and has alleged that the Company can not develop, lease, sell or use real estate as security for loans without the participation of Pacific Hydro. The Company strongly disagrees with Pacific Hydro's interpretation of the Alliance Agreement and is preparing a Statement of Defence and Counterclaim.

Pacific Hydro has also filed a Notice of Intent to sell 4,333,333 common shares at a price of $1.50 per share. Pacific Hydro has interpreted that the investment was made pursuant to the Exclusivity Deed which the Company believes ended prior to the investment. The Company contents that the investment was made pursuant to a Subscription Agreement and that Pacific Hydro have a put option that would require the Company to redeem the 4,333,333 common shares at their issue price.

These two actions have prevented the Company from raising debt or equity funds to repay the Mesa Loan or for working capital purposes. The Company has counterclaimed for damages.

Project and Contractual Obligations

Each operating subsidiary is affected by local, county, state or provincial and federal legislation concerning environmental, zoning, permitting and operating laws and regulations. The Company is in compliance with all laws and regulations, except for its requirement to file Form 20-F with the Securities and Exchange Commission (United States). This delay has resulted in the shares being cease traded on the OTC Bulletin Board and the shares are currently trading on the Pink Sheets. The Company anticipates filing the Form 20F in the near future.

California-Windstar 120 MW, Windridge and Mesa Wind Power

The Company's contract with Southern California Edison requires that the facility be completed by December 31, 2007 with an extension to 2008. The timing of completion is dependent upon the Company's ability to arrange a transmission contract with Sagebrush Partnership either by way of a negotiated agreement or by FERC order. The agreement can be cancelled if turbine prices increase above specified levels. The Company has posted a $1 million letter of credit that can be drawn on by Southern California Edison if the facility is not completed by December 31, 2008. However, management of the Company has an option to extend the terms of the letter of credit without incurring any liability. The letter of credit is subject to the same cancellation privileges as contained in the power purchase agreement. The Company will be negotiating amendments to the power purchase agreement to reflect the higher cost of wind turbines and existing wholesale electricity rates. The Company is not aware of any risks associated with the contract with Southern California Edison.

Both Windridge and Mesa Wind Power have standard offer contracts with Southern California Edison that provide for the sale of available output at Southern California's avoided cost.

All real estate interests in California, except for Mesa Wind Power, are owned directly by the Company. The only obligations are land taxes and liability insurance costs of approximately US$30,000 per year and there will be interest payments on the Windridge mortgage of approximately US$22,000 per year until the mortgage is converted into stock or repaid and US$15,000 per year for mortgage on120 acres of land.

The Company is obligated to repay Pacific Hydro US$13.4 million plus interest at LIBOR plus 6% by December 31, 2006. The loan is secured by the shares of Mesa Wind Developers Corporation ("Mesa Wind") and a charge on all Mesa Wind's assets. The Company has claimed that Pacific Hydro has obstructed the Company's efforts to obtain equity and debt financing to repay the Mesa Loan and accrued interest. In its Counterclaim, the Company has requested that the maturity date of the Mesa Loan be extended to 180 days after the litigation with Pacific Hydro is either settled or determined at trial.

Mesa Wind leases 440 acres of land near Palm Springs from the Bureau of Land Management. The right-of-way provides for lease payments equal to the greater of $78,478 per year or 2% of gross revenues. Property taxes are in the area of US$130,000 per year.

Arizona-Steel Park 15 MW

On May 4, 2004, the Company negotiated a power purchase agreement with APS for the sale of 32,193,000 kWh's of electricity per year at a fixed rate plus an adjustment for inflation. Subsequent to January 31, 2006, APS agreed to amend the power purchase agreement to extend the service date to March 31, 2007, extend the term of the contract to 15 years and increase the electricity price to reflect the increase in the cost of wind turbines and construction costs. The Company has advised APS that it may be unable complete the project on a timely basis as a result of Pacific Hydro's decision not to proceed with the project at this time. The timing of project completion is unknown at this time.

The Company has entered into a contract to purchase land near Kingman, Arizona for US$1,606,746 of which US$210,000 has been paid and is non-refundable and is committed to pay US$825,000 with accrued interest at 7% per year prior to June 6, 2007.

The Company entered into a Turbine Supply Agreement with Mitsubishi for 15-1MW turbines. At April 28, 2006, the Company transferred its obligations with respect to the Turbine Supply Agreement with Mitsubishi and other collateral agreements to Steel Park LLC. The cash calls made by Steel Park LLC to the Company to develop the Steel Park 15 MW Project will be financed by a loan from Pacific Hydro and the loan will be secured by the Company's 49% interest in Steel Park LLC.

Arizona-Other

The Company owns 800 acres of other land in Arizona. At January 31, 2006, the balance owing on a mortgage was $42,626. Subsequent to the year end, the mortgage was paid. Property taxes on the owned land are not significant.

Federal land leases in Arizona have a minimum lease rate of US$1 per acre. The lease rates will increase to approximately 3% of revenues after the wind energy facilities are constructed on the leased land.

New Brunswick

The Company has leased 4,500 acres on Grand Manan Island. The lease is for 30 years and all lease rates are based on a percentage of revenue. There are no penalties for cancellation of the lease. The lease requires that construction commence before October 31, 2006. The landlord has not formally provided a notice of termination of the lease.

The Company provided a $200,000 performance bond to NB Power secured by a letter of credit provided by a third party. The contract required the project to be commissioned by October 31, 2006. NB Power notified the Company that it will not amend the power purchase agreement and terminated the agreement as at October 31, 2006. The Company has recorded a $200,000 liability to the third party who provided the security for the letter of credit.

Selected Annual Information
For the Nine Months Ended October 31, 2006, 2005 and 2004
($'000's except per share amounts)
		October 31	October 31	October 31
		2006	2005	2004
Total revenues		$912	Nil	Nil
Income/Loss before discontinued
Operations		($4,671)	($3,277)	($2,201
Net income		($4,671)	($3,277)	($2,201)
Loss per share, basic and diluted		($0.20)	($0.20)	($0.16)
Total Assets		$26,122	$6,226	$3,633
Long Term Financial Liabilities		Nil	Nil	Nil

Results of Operations

Amortization-equipment

On July 31, 2006, the Company completed the acquisition of the 29.9MW Mesa Wind Farm. The Company allocated US$11,964,672 (CDN$13,549,341) to wind equipment, US$54,830 (CDN$62,040) and US$1,529,9258 (CDN$1,683,864) to the land lease. These assets have been amortized over their expected useful lives of 5 years for wind equipment and 35 years for the land lease and buildings. Amortization of the Mesa Wind assets for the three month period ended October 31, 2006 amounted to US$936,282 (CDN$1,017,131).

At October 31, 2006, the net book value of the wind equipment, office equipment and furniture and vehicle owned by EWP were written off for accounting purposes. Therefore, these assets will no longer be depreciated for accounting purposes.

Bonuses

At the 2005Annual General Meeting, the shareholders approved the payment of bonuses to Jeff Ciachurski of $700,000 and to Michael Boyd of $300,000. The bonus to Michael Boyd was paid by the issue of 182,930 shares at a deemed price of $1.64 per share. The bonus payable to Jeff Ciachurski will be paid by the issue of 426,829 shares to Jeff Ciachurski at a deemed price of $1.64. The shares are subject to an escrow agreement over the period from May 30, 2005 (the date of grant) to October 2007, as such $582,000 of the bonuses have been expensed in the year ended January 31, 2006, and the remainder, which totals $418,000, will be amortized to expense during the years ending January 31, 2007, and 2008.

For the three months ended October 31, 2006, we amortized to expense $78,584 of deferred share bonus expense and $235,752 for the nine months ended October 31, 2006.

Interest and Bank Charges

Interest and bank charges increased from $44,060 for the three months ended October 31, 2005 to $364,310 for the three months ended October 31, 2006 and from $81,780 for the nine months ended October 31, 2005 to $387,007 for the nine months ended October 31, 2006. The increase results from the interest accrued on the Mesa Loan payable from Pacific Hydro of US$409,790 (CDN$455,797).

Professional Fees

Professional fees have increased from $21,545 for the three months ended October 31, 2005 to $403,296 for the three months ended October 31, 2006 and from $158,147 for the nine months ended October 31, 2005 to $660,302 for the nine months ended October 31, 2006. The increase results from the accrual of the current year audit accounting and audit fees, legal fees related to the access to the Sagebrush transmission line and to accruals for legal fees related to the litigation that the Company is a party to.

Interest Income

Interest income increased from nil for the three and nine month periods ended October 31, 2005 to $40,837 for the three months ended October 31, 2006 and $89,255 for the nine months ended October 31, 2006. The increase is attributed to the US$1 million deposit that secures the Southern California Edison letter of credit and interest on the loans to related parties.

Project Abandonment Costs

The Company wrote off $936,084 all of its investment in the construction in progress and capital assets as a result of the termination of the power purchase agreement with New Brunswick Power.

Prior Period Adjustment

The Company discovered errors in the 2005 and 2006 financial statements. In 2005, the financial statements omitted the granting of 250,000 stock options and 100,000 options in the 2006 fiscal year.

Construction in Progress

The Company is involved in the early construction stage of the Grand Manan 20 MW Project, the Steel Park 15 MW Project, the Windstar 120 MW Project and Windridge Repowering Project. The balance of construction in progress as at October 31, 2006 and January 31, 2006 is as follows:

			October 31	January 31
			2006	2006
Grand Manan 20 MW Project			$-	$689,609
Steel Park 15 MW Project			4,958,737	2,015,269
Windstar 120 MW Project			2260,259	98,529
Windridge Repowering Project			197,732	-
Mesa Wind Repowering Project			34,758	-
			$5,451,486	$2,803,407

Summary of Quarterly Results
			Loss Before	Loss	Loss Per Share
	Total		Discontinued	For The	Basic
	Revenues		Operations	Quarter	and Diluted
October 31 2006	$861,471		($3,722,019)	($3,722,019)	($0.16)
July 31, 2006	$50,825		($382,472)	($382,472)	($0.02)
April 30, 2006	$17,706		($656,969)	($656,969)	($0.03)
January 31, 2006	Nil		($2,140,896)	($2,140,896)	($0.13)
October, 31 2005 (restated1)	Nil		($1,249,085)	($1,249,085)	($0.07)
July 31, 2005 (restated1)	Nil		($1,024,667)	($1,024,667)	($0.06)
April 30, 2005	Nil		($492,667)	($492,667)	($0.02)
January 31, 2005	Nil		($603,527)	($603,527)	($0.04)
October, 31 2004	Nil		($801,347)	($801,347)	($0.06)
July31, 2004	Nil		($732,361)	($732,361)	($0.05)
April 30, 2004	Nil		($666,670)	($666,670)	($0.05)
January 31, 2004	Nil		($651,191)	($651,191)	($0.06)
October, 31 2003	Nil		($319,858)	($319,858)	($0.03)
July31, 2003	Nil		($398,895)	($398,895)	($0.03)

1July 31 and October 31, 2005 amounts have been restated because the management share bonuses granted on May 30, 2005, during the second quarter were originally expensed in full during the third quarter. In the fourth quarter, the bonuses were adjusted to be amortized over their vesting period, from May 30, 2005 to October 2007, thus resulting in a restatement of the July 31, 2005 and October 31, 2005 figures.

Liquidity and Capital Resources

As at October 31, 2006, the Company had working capital deficiency of $17,385,054 compared to a surplus of $5,144,720 at January 31, 2006. The funds were used to finance construction in progress costs incurred during the period of $3,725,285, to provide security for the letter of credit for Southern California Edison of $1,162,800 (US$1,000,000), to repay the loan from a related party of $366,239 and to finance operations. The Company borrowed $15044,180 from Pacific Hydro to acquire PAMC. Since the loan is due on December 31, 2006, it reduces working capital. At October 31, 2006, the Company's cash position was $111,625.

The Company has real estate interests in Tehachapi and in Arizona. The Tehachapi property can be leased to other wind developers and would generate lease income for the Company. Some of it could be developed for residential purposes or continued to be used for farming activities. Pacific Hydro has initiated a lawsuit that states that they believe that we are unable to sell, lease or mortgage our real estate without their participation. The Company is preparing a Statement of Defence and Counterclaim with respect to Pacific Hydro's claims.

If the Company is unable to raise equity capital to develop its wind properties, it could enter into joint ventures with Pacific Hydro or other large wind developers that have greater capital resources. The corporate expenses are being reduced by placing the development of the Steel Park 15MW Project on hold and reducing other discretionary costs until the dispute with Pacific Hydro is resolved.

Transactions with Related Parties

During the year, the following expenses were accrued or paid to officers, directors and parties related to directors and officers of the Company:
a)			The following expenses were accrued/paid during the year to directors, officers, a significant shareholder and the spouse of a director of the Company:
			October 31		January 31
			2006		2006
Consulting and directors' fees			$309,065		$458,642
Bonuses			235,752		920,687
Management fees			135,000		131,725
Office and secretarial			27,000		37,000
Rent			26,287		26,000
Travel and automotive			18,082		34,139
Financing costs			-		256,935
Interest			483,545		98,407
			$1,244,731		$1,963,535
b)

Subscriptions receivable (received) from the spouse of a director of the Company is nil (2006-($129,100). In the current quarter, the subscription receivable was transferred to advances to related parties. Subsequent to October 31, 2006, the amount was paid.

c)

Write off of advances receivable of $7,203 (2006-$89,795;) relate to amounts that were allegedly embezzled by two former officers of the Company, which were set up as advances receivable and written-off during the year. The Company has commenced litigation against the two former officers. However, at this time, recoverability of the amounts written-off is uncertain.

d)

During the year ended January 31, 2006, a bonus of $700,000 (2005-$nil; 2004-$nil) was awarded to a director and officer of the Company and will be settled through the issuance of 426,829 shares at a deemed price of $1.64. Once issued, the shares will be held in escrow and are to be released, subject to the recipient's continued service as a director or employee of the Company, over the period to October 26, 2007. Accordingly, an amount of $407,000 has been expensed in the year-ended January 31, 2006 and $58,250 in the three months ended October 31, 2006 and $174,750 for the nine months ended October 31, 2006. At January 31, 2006, $293,000 was deferred and at October 31, 2006, $127,574 was deferred and will be amortized to expense pursuant to the terms of the agreement.

e)

During the year ended January 31, 2006, the Company paid a bonus of $300,000 to an officer and director through the issue of 182,930 shares at a deemed price of $1.64. The shares are held in escrow and are to be released, subject to the recipient's continued service as a director or employee of the Company, over the period to October 26, 2007. Accordingly, an amount of $175,000 has been expensed in the year ended January 31, 2006 and $18,058 has been expensed in the three months ended October 31, 2006 and $54,174 for the nine months ended October 31, 2006. At January 31, 2006, $125,000 had been deferred and at October 31, 2006, $54,674 has been deferred and will be amortized to expense pursuant to the terms of the agreement.

f)

A shareholder provided a loan of US$550,000 to the Company at an interest rate of 18% plus the issue of 82,500 bonus shares at a deemed price of $1.60 per share. Interest charged on the loan totalled US$40,851 (CDN$49,254) for the year ended January 31, 2006 and US$11,877 (CDN $13,659) for the three months ended April 30, 2006. The loan was repaid in April 2006.

g)

The spouse of an officer and director provided security for a US$500,000 letter of credit to Southern California Edison. The agreement provided for interest at 12% of letter of credit and the issue of 83,290 bonus shares at a deemed price of $1.50 per share. Interest charged on the letter of credit totalled US$40,767 (CDN$49,153) during the year ended January 31, 2006 and US$12,249 (CDN $14,086) for the three months ended July 31, 2006. On April 9, 2006, the letter of credit was released.

h)

The Company loaned the spouse of an officer and director $200,000. The loan was repaid subsequent to October 31, 2006 with interest at prime plus 2%. Interest charged on the loan for the period ending October 31, 2006 was $11,777.

i)			An officer and director was advanced $109,647 during the period ended October 31, 2006. The advance was repaid with interest at prime plus 2% subsequent to October 31, 2006.
j)			An officer and director was advanced $23,590 during the period ended October 31, 2006. The advance will be repaid before January 31, 2007 with interest at prime plus 2%.
k)

Pacific Hydro Limited, the owner of approximately 26% of the common shares of the Company, provided a loan of US$13,400,000 (CDN$15,044,180) to acquire the Mesa Wind Power Project. The loan bears interest at LIBOR plus 6% and is repayable on December 31, 2006. Interest accrued on the loan for the period ending October 31, 2006 is US$409,790 (CDN$455,797).

Related party transactions are in the normal course of operations, with the exception of the loan to the spouse of an officer and director of $200,000 and to the officers and directors of $133,237, and are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

Announcements for the Period Under Review-October 31, 2006

On February 2, 2006, the Company announced that it had closed the private placement of 4,333,333 units at a price of $1.50 per share. Each unit consists of one common share and a one warrant that entitles the holder to purchase one common shares until January 31, 2008 at a price of $1.60 per share.

On February 13, 2006, the Company announced that it had obtained a listing on the NASDQ Over-the-Counter Bulleting Board until the listing "WNDEF".

On February 27, 2006, the Company announced that it had completed the purchase of the Windridge Wind Farm consisting of 192 acres of land and 43 Windmatic turbines and the assignment of an RS01 power purchase agreement with Southern California Edison expiring in 2014. The purchase price was US$825,000 payable by US$550,000 on closing and US$275,000 by a way of a two year mortgage payable to the vendor. The mortgage is convertible into common shares at $1.40 per share and bear interest at 8% per year, interest payable annually. The interest is payable by the issue of common shares at the stock price at the date that the holder elects to accept payment.

On February 27, 2006, the Company announced that it would re-price the 400,000 stock option granted to Steve Mendoza, Executive Vice President and Chief Engineer of the Company from $2.40 per share to $1.74 per share.

On March 20,2 006, the Company announced that it had signed a Turbine Supply Agreement with Mitsubishi Power Systems for the deliver of 15-1MW wind turbines for the Steel Park Project.

On May 1, 2006, the Company announced that the Federal Energy Regulatory Commission ("FERC") had issued a decision requiring that the Company be provided access to the Sagebrush transmission line in California. The Sagebrush Partnership and the Company have 28 days to negotiate the transmission agreement or FERC will establish the terms of the agreement. This will enable the Company to commence development of its 120 MW Windstar Project.

On May 4, 2006, the Company announced that Arizona Public Service will increase its electricity purchases from 15 MW to 40 MW's and extend the term from 10 years to 15 years.

On May 15, 2006, the Company announced that it would appoint two new directors. Robert Grant, the CEO of Pacific Hydro was appointed immediately, and Kevin Holmes, the chief operating officer and chief financial officer of Pacific Hydro, will be elected at the next Annual General Meeting.

On June 19, 2006, the Company announced that a Management Cease Trade Order was issued by the British Columbia Securities Commission for failing to provide its audited financial statements by May 31, 2006. This order prevents management and insiders from trading in the Company's stock during the period of the order.

On June 30, 2006, the Company announced that it will provide sponsorship to the TD Canada Trust Vancouver International Jazz Festival from June 23, 2006 to July 2, 2006.

On June 30, 2006 and July 14, 2006, the Company announced that the Management Cease Trade Order was still in effect and that the audited financial statements were going to be late for filing. In addition, the Company confirmed that no material changes to its business had occurred.

On July 25, 2006, the Company announced that it had completed a Plan of Merger with PAMC Management Corporation ("PAMC"), AltaMesa Energy LLC, Mesa Wind Developers, Enron Wind Systems LLC, Zond-PanAero Windsystem Partners I, and Zond-PanAero Windsystem Partners II, and Mesa Wind Power Corporation ("Mesa Wind") regarding the acquisition of certain assets and rights relating to two wind farms located in Riverside County, California. The acquisition comprises certain independently owned assets, including, Rights of Way from the Bureau of Land Management, a power purchase agreement with Southern California Edison (SCE"), rights under an Interconnection Facilities Agreement with SCE, roads, substations, other infrastructure, 460 -V-15 Vestas wind turbines, as well as, all of the outstanding shares of PAMC Management Corporation (collectively, the "Mesa Wind Project"). In addition, Mesa Wind would be merged with PAMC, with PAMC being the surviving corporation. Mesa Wind has been incorporated by Western Wind Energy, as a wholly owned subsidiary, in order to facilitate the merger with PAMC.

The Mesa Project has a 22-year continuous operating history with an historical average yearly production of 70 billion watt-hours per year. This is enough energy to power 9,000 average-sized California homes. Last year's revenues were US $5.4 million and the discretionary cash flow was US $3.4 million for fiscal 2005.

The cost of the acquisition was US $13,410,000. Pacific Hydro provided a short-term loan of US $13,410,000 to facilitate the acquisition. The interest rate for the loan is the 30-day LIBOR rate plus 6%. Interest will accrue daily based on a 365 day year and will be payable on the Maturity Date. The assets comprising the Mesa Wind Project as well as all of the issued and outstanding shares of PAMC secure the loan. Western Wind Energy intends to repay the loan from proceeds of a private placement (the "Loan Repayment Private Placement") once the management cease trade order has been lifted. Pacific Hydro will have the first right (but no obligation) to subscribe for securities pursuant to the Loan Repayment Private Placement.

The maturity date of the loan is the earlier of:

if Pacific Hydro elects to participate in the Loan Repayment Private Placement, 10 business days after disinterested shareholder approval no later than September 30, 2006 is obtained for such participation at the Company's annual general meeting (currently scheduled for late September 2006); and

if Pacific Hydro elects not to participate in the Private Placement or, if Pacific Hydro elects to participate in the Loan Repayment Private Placement and shareholder approval is not obtained at the AGM, December 31, 2006.

If Pacific Hydro elects to participate in the Loan Repayment Private Placement and if shareholder approval is not obtained at the AGM, the Company, (if unable to otherwise repay the loan), will transfer one half of its ownership interest in the Mesa Wind Project to Pacific Hydro in full satisfaction of 50% of the balance owing under the loan on the date of transfer. If the Company fails to repay the remaining half of the Loan by December 31, 2006, Western Wind will transfer its remaining ownership interest in full and final satisfaction of the loan. The Company may repay the loan or any part of the loan at any time without penalty or bonus.

On September 7, 2006, the Company issued information circular that discloses that the Company will nominate five directors. No Pacific Hydro representatives are among the directors that have been nominated.

On September 7, 2006, the Company also announced that its audited financial statements for the year ended January 31, 2006 have been filed. In addition, the Company announced, subject to regulatory approval and the lifting of the Management Cease Trade Order, that it will be negotiating a non-brokered private placement comprising of a combination of common shares and Series 1 Class A preference shares that will be used to repay the loan granted by Pacific Hydro in connection with the acquisition of the Mesa Wind Project described in the press release dated July 25, 2006. The Preference Shares will be non-voting and redeemable upon the Company providing 30 days notice or the holder, after December 31, 2006, by providing 60 days notice. The Preference Shares have no right to receive dividends.

On September 25, 2006, the Company announced the appointment of V. John Wardlow to the Board of Directors. The Company also announced that it has granted 850,000 stock options exercisable at a price of $1.23 for a period of five years to certain consultants, directors and related parties.

On October 24, 2006, the Company announced that it has established a strategic site acquisition plan to acquire the rights to approximately 30 potential sites in the State of California with the assistance of Richard Simons from Windots, Inc., a leading US meteorological consulting firm that has sited over 4,000 wind turbines in the United States.

On October 26, 2006, the Company announced its intention to raise $7.2 million in equity through the issue of 6 million units at a price of $1.20 per unit. Each unit is to consist of one share and one share purchase warrant that entitles the holder to purchase one share at a price of $1.30 per share for a two-year period. The proceeds of the financing are to be used to acquire land in California as detailed in the October 24, 2006 press release and for working capital purposes.

The Company also announced that it intends on raising a further US$14 million in long term debt financing to repay the loan from Pacific Hydro of US$13.4 million plus accrued interest

On October 26, 2006, Pacific Hydro issued a press release that stating that it is requiring the Company to repurchase 4,333,333 common shares at a price of $1.60 per share as a result of their failure to obtain voting rights commensurate with their share ownership at the Annual General Meeting. The Company has stated that Pacific Hydro does not have the right to require the repurchase of these shares.

On October 27, 2006, the Company responded to the press release made by Pacific Hydro. Pacific Hydro is the largest shareholder with approximately 25.2% of the common shares. At the Annual General Meeting, the disinterested shareholders exercised their right not to allow Pacific Hydro to vote more than 19.9% of their shares. Although, Pacific Hydro lost the control person resolution, it is still able to carry shareholder resolutions through the voting of 19.9% of their shares.

Subsequent Events

On November 7, 2006, the Company issued a news release to respond to two news releases published by Stockwatch dated November 7, 2006. The Company received a Statement of Claim from Michael Wystrach in the British Columbia Supreme Court. Mr. Wystrach has sued the Company in the State of Arizona and the judge decided that there was no merit to the case and dismissed it. Mr. Wystrach appealed the case to the US Federal District Court and the case was again dismissed.

On November 13, 2006, the Company announced that it had acquired the right of way from the Bureau of Land Management for 19,051 acres near Kingman, Arizona. The right of way entitles the Company to test and evaluate the property for a three year period and to convert the right of way to a 30 year production lease.

The Company also announced that the spouse of a director will loan the Company US$600,000 at an interest rate of LIBOR plus 5.98% payable monthly and convertible into units consisting of one share and the right to purchase one share, both at a price of $1.07 per share. The lender will receive of bonus of 158,000 common shares at a deemed price of $0.86 per share. The transaction is subject to the approval of the TSX Venture Exchange.

The Company received Statements of Claim from Pacific Hydro on November 10, 2006, November 14, 2006 and December 19, 2006. The contents of these documents are described under Legal Proceedings.

On November 14, 2006, the Company issued a news release to respond to Statements of Claim filed by Pacific Hydro against the Company.

On November 29, 2006, the Company announced that it had filed a Statement of Defence and a Counterclaim with respect to a lawsuit initiated by Pacific Hydro. The Company alleged that Pacific Hydro acted "unlawfully, dishonestly, unfairly and unethically" in its dealings with the Company. The Company is seeking actual damages of $25 million plus punitive damages. Pacific Hydro interfered with the Company's efforts to raise equity and debt financing to repay the Mesa Loan of US$13.4 million plus accrued interest as described previously.

On December 5, 2006, the Company completed the purchase of 1,128 acres near Kingman, Arizona for US$1,638,476. The purchase price was paid by the two non-refundable deposits of US$105,000 each, a cash payment of US$603,476 and vendor financing of US$825,000 due on June 6, 2007 with interest at 7%.

Contingent Liabilities

The commitments and contingent liabilities as at October 31, 2006 are as follows:
a)

In April 2005, the Company opened a Letter of Credit in favour of Southern California Edison for USD$500,000 (CDN$639,500), which is valid until December 31, 2006 with an option by the Company to extend to December 31, 2008. The Letter of Credit was provided by the spouse of a director in consideration for a charge on the Company's assets, interest of 12% of the undrawn amount and the issue of 83,290 common shares to the related party at a price of $1.50 per share.

Subsequent to the year end, a new Letter of Credit was established for US$1 million (CDN$1,139,000) and the original Letter of Credit was released. The new Letter of Credit is secured by US$1 million (CDN$1,162,000) in cash.

b)

The Company entered into an agreement on June 30, 2005 to purchase land, wind turbines and an assignment of a power purchase agreement expiring in 2014 for US$825,000. The Company placed US$550,000 in trust with a title insurance company and the balance of the purchase price will be paid by a first mortgage on the land convertible into shares at CDN$1.60 per share at the holder's option with interest payable at 8% per year and due on February 17, 2008. The purchase was completed on February 2006.

c)

In November, 2005, the Company entered into an agreement to purchase land near Kingman, Arizona for US$1,585,000 (CDN$1,811,195). The purchase agreement provides for a non-refundable deposit of US$105,000 (CDN$125,475) on signing the agreement, a second non-refundable deposit of US $105,000 (CDN $119,595) on June 5, 2006 and the balance of US$1,375,000 (CDN$1,566,125) plus interest at 7% prior to December 5, 2006. The Company has made both non-refundable deposit payments. Subsequent to the October 31, 2006, the agreement was amended to provide for the increase of the purchase price to US$1,638,476 and for the vendor to grant a mortgage of US$825,000 due on June 6, 2007 with interest at 7%. The purchase of the land closed on December 6 2006.

d)

During the 2006 fiscal year, the Board of Directors approved the payment of bonuses totalling $1,350,000 by the issue of common shares at $1.64 per share. At the year end, $300,000 of the bonus was paid by the issue of 182,930 common shares of the Company and a further 426,829 shares having a deemed value of $700,000 have been approved but not issued. The remaining $350,000 was payable upon the successful completion of the Grand Manan Project. Subsequent to the year end, this bonus arrangement was cancelled and the officers of EWP were terminated for cause. The officers have initiated a lawsuit for the delivery of the bonus shares and payment of income taxes that may be payable as a result of the issue of the bonus shares. Management believes that the action is without merit; however the ultimate outcome is indeterminable.

e)

The Company is being sued by a former director of EWP for 50,000 stock options that were not authorized by the Company, and $6,000 in remuneration for services. Management believes that the action is without merit; however, the ultimate outcome is indeterminable.

f)

The Company entered into a memorandum of understanding with a California civic government to jointly acquire and develop wind generated electricity projects in California. At this time, no definitive agreements have been entered into.

g)

In March 2006, the Company entered into an agreement to purchase wind turbines from Mitsubishi Power Systems Inc. Subsequent to that transaction, the Company established Steel Park LLC, a joint venture company with Pacific Hydro Limited to develop the Steel Park 15 MW. The initial term sheet for the transaction was signed in November 2005. In April 2006, the agreement was assigned to Steel Park, LLC. Pursuant to the operating agreement, Pacific Hydro Limited was to provide the funding to secure the balance of the turbine supply contract. On September 30, 2006, Pacific Hydro advised the Company that they did not intend on completing the project at this time and would not contribute any further capital to the project. The Company is reviewing its alternatives with respect to the completion of the project.

h)

The Company has no employees, and remunerates all officers, directors, and all other individuals by way of consulting fees. In addition, certain of these individuals earned bonuses during the year. If certain of these individuals were deemed to be employees of the Company, as opposed to consultants, then the Company could be contingently liable for unremitted payroll taxes and source deductions and possible interest and penalties.

i)

The Company has a lease with the Bureau of Land Management that expires in 2013 and the Company has the right to enter into a new 30 year lease. The lease requires payments equal to the greater of US$78,478 and 2% of revenues. The Company is committed to the removal of any structure, equipment and machinery at the end of the lease.

j)

Pacific Hydro has commenced legal action to require the transfer of the shares of Mesa Wind Power Corporation to Pacific Hydro. The Company has filed a Statement of Defence and Counter Claim. The Statement of Defence states that Pacific Hydro did not accept the issue of US$7 million in common shares to partially repay the Loan to Pacific Hydro of US$13,400,000 so that the maturity date of the loan is December 31, 2006. The Counter Claim states that Pacific Hydro has obstructed the Company's efforts to refinance the loan and demands that the maturity date be extended to 180 days after the settlement of all lawsuits with Pacific Hydro, that Pacific Hydro be restrained from taking action to realize upon its security until a final determination is made by the Court and that Pacific Hydro pay damages to the Company.

k)

Pacific Hydro has commenced legal action to require the redemption of 4,333,333 common shares at a price of $1.60 per share. The Company has filed a Statement of Defence and Counter Claim. The Statement of Defence states that the redemption of securities is provided for in the Subscription Agreement entered into by Pacific Hydro rather than the Exclusivity Deed and that the Exclusivity Deed expired on or about January 15, 2006 or if it did not expire, the Exclusivity Deed does not provide sufficient detail to be considered a contract. The Counter Claim is for damages resulting from the dissemination of its notice of intention to sell the common shares and related legal action by Pacific Hydro. Management believes that the allegations made by Pacific Hydro do not have any merit.

l)

The Company entered into an agreement with Pacific Hydro to jointly develop wind farms conditional on the due diligence and mutual agreement of both parties to a joint venture agreement. On December 19, 2006, Pacific Hydro has commenced legal action to prevent the Company from selling, developing, leasing or using the land in Tehachapi, California with out their participation. The Company is claiming that the Alliance Term Sheet embodies the agreement between the parties, that the agreement relates solely to the development of wind farms, not to the sale, leasing or use of property as security for loans and any development is subject to the mutual agreement of the proposed development by both parties. Since the agreement has not been specifically approved by the shareholders, management believes that a Special General Meeting is required to approve any agreement with Pacific Hydro. The Company is preparing its Statement of Defence and Counter Claim with respect to this action. Management believes that the allegations made by Pacific Hydro do not have any merit.

m)

The Company has entered into a right-of-way grant with the Bureau of Land Management for three years for 19,051 acres of land near Kingman, Arizona for a rental fee of US$22,227 for the period from November 1, 2006 to December 31, 2007. Future rental rates are to be based on the fair market value of the property. The right of way grant may be renewed by making an amended application and providing a plan of development. Any improvements to the property must be removed at the end of the lease.

n)

The Company entered into a right of way grant with the Bureau of Land Management for three years on March 10, 2004 for 22,188 acres of land for $22,347 per year. The Company plan on abandoning the right of way.

At the date of this Report, the Company was in good standing under all corporate laws and securities laws by which it is governed except for its failure to file Form 20-F with the Securities and Exchange Commission in the United States.

Other MD&A Requirements
Additional information relating to the Company is available on SEDAR at www.sedar.com.

Additional Disclosures for Venture Issuers Without Significant Revenues

Comparative Statement of Operations
		Three Months Ended		Nine Months Ended
		October 31	October 31	October 31	October 31
	Note	2006	2005	2006	2005
Revenues		$861,471	$-	$912,296	$-
Direct project costs		721,279	-	778,455	-
Gross margin		140,192	-	133,841	-
Expenses
Advertising, promotion and communications		26,149	20,291	132,841	161,338
Amortization-equipment		1,078,033	16,996	1,111,093	35,625
Bonuses	11	78,584	1,350,000	235,752	1,350,000
Consulting and directors' fees	11	257,644	206,307	592,125	613,676
Interest and bank charges		507,735	44,060	530,432	81,780
Management fees	11	45,000	59,501	135,000	113,000
Office and secretarial	11	20,588	26,086	57,991	73,261
Professional fees		403,296	21,545	660,302	158,147
Regulatory fees		7,411	19,407	20,539	43,819
Rent	11	17,486	15,423	44,801	53,166
Stock based compensation	8	318,251	141,500	328,510	391,250
Telephone		9,573	7,015	31,806	25,403
Travel and automotive	11	100,916	27,954	212,156	176,726
		2,870,666	1,956,085	4,093,348	3,277,191
Loss before the following:		(2,730,474)	(1,956,085)	(3,959,507)	(3,277,191)
Adjustments
Project abandonment costs	12	(936,084)	-	(936,084)	-
Interest income		40,837	-	89,255	-
Write off of advances receivable	11	-	-	(7,203)	-
Foreign exchange gains or losses		(96,298)	-	52,079	-
Loss for the period		(3,722,019)	(1,956,085)	(4,761,460)	(3,277,192)
Prior year adjustment:
Stock based compensation	8	(206,906)	-	(206,906)	-
Deficit, beginning of period		(13,155,466)	(8,529,816)	(12,116,025)	(7,208,710)
Deficit, end of period		$(17,084,391)	$(10,485,901)	$(17,084,391)	$(10,485,901)

Disclosure of Outstanding Share Data

Summary of Securities Issued During the Period

Nil

Summary of Options Granted During the Period

Nil

Summary of Marketable Securities Held at the End of the Period

Nil

Summary of Securities at the End of the Reporting Period
Authorized Capital:	unlimited common shares without par value, unlimited class A preferred securities without par value
Issued and Outstanding	23,760,789 common shares

Number and Recorded Value for Shares Issued and Outstanding

At October 31, 2006, the Company had 23,760,789 common shares outstanding having a paid up value of $0.91 per share ($21,575,407).

Description of Options, Warrants and Convertible Securities Outstanding
Type of	Number or	Exercise or		Expiry
Security	Amount	Conversion Price		Date
Stock Options	300,000	$0.80		July 31, 2007
Stock Options	370,000	$1.20		February 20, 2007
Stock Options	100,000	$1.05		June 25, 2008
Stock Options	400,000	$1.74		October 31, 2008
Stock Options	200,000	$2.40		October 31, 2008
Stock Options	50,000	$2.55		November 10, 2008
Stock Options	200,000	$1.44		May 20, 2009
Stock Options	100,000	$1.44		May 25, 2009
Stock Options	50,000	$1.52		June 11, 2009
Stock Options	100,000	$1.43		March 16, 2006
Stock Options	250,000	$1.33		September 9, 2010
Stock Options	25,000	$2.05		February 27, 2011
Stock Options	850,000	$1.23		September 25, 2011
Warrants	116,661	$2.10		December 13, 2006
Warrants	119,000	$1.03		March 1, 2007
Warrants	175,000	$1.03		March 9, 2007
Warrants	18,295	$1.03		March 10, 2007
Warrants	500,000	$1.03		March 31, 2007
Warrants	403,000	$1.80 (1st year)		June 15, 2006
		$2.20 (2nd year)		June 15, 2007
Warrants	666,667	$1.60		October 24, 2007
Warrants	441,133	$1.60 (1st year)		December 5, 2007
		$2.20 (2nd year)		December 5, 2008
Warrants	1,000,000	$1.60		January 27, 2008
Warrants	4,333,333	$1.60		January 31, 2008

Total Number of Shares in Escrow or Subject to Pooling Agreement

750,000 shares are held in escrow pursuant to an escrow agreement dated April 29, 1999
121,953 shares are held in escrow pursuant to an escrow agreement dated October 26, 2005